
Mail Stop 3720

May 18, 2016

James B. Nelson
Chief Executive Officer
Sunworks, Inc.
1010 Winding Creek Road, Suite 100
Roseville, CA 95678

>   **Re: Sunworks, Inc.**
>   **Preliminary Proxy Materials on Schedule 14A**
>   **Filed May 6, 2016**
>   **File No. 001-36868**

Dear Mr. Nelson:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing, and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD11--Telecommunications